                                                                      EXHIBIT 17

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


MOHAMED YASSIN,                      )   Civil Action No.: 16603NC
                                     )
        Plaintiff,                   )
                                     )
   v.                                )
                                     )
QUICKTURN DESIGN SYSTEMS, INC.,      )
GLEN M. ANTLE, KEITH R. LOBO,        )
RICHARD C. ALBERDING, MICHAEL R.     )
D'AMOUR, YEN-SON (PAUL) HUANG,       )
DAVID K. LAM and CHARLES D.          )
KISSNER,                             )

Defendants.
-----------------------------------


                             CLASS ACTION COMPLAINT
                             ----------------------
     Plaintiff, by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, as follows:

     1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Chancery Court Rules on his own behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Quickturn Design Systems, Inc. ("Quickturn" or the "Company").

     2. Plaintiff has been the owner of the common stock of the Company since prior to the wrongs herein complained of and continuously to date.

     3. Defendant Quickturn is a corporation duly organized and existing under the laws of the State of Delaware. Quickturn makes instruments for measuring and testing electrical signals.

Quickturn maintains its principal executive offices at 440 Clyde Avenue, Mountainview, California. As of April 30, 1998, Quickturn had approximately 17,809,342 shares of common stock outstanding. Quickturn's common stock is traded on the NASDAQ national market system.

     4.   Defendant Glen M. Antle is Chairman of the Board of the Company.

     5. Defendant Keith R. Lobo is President and Chief Executive Officer of the Company.

     6. Defendants Richard C. Alberding, Michael R. D'Amour, Yen-Son (Paul) Huang, David K. Lam and Charles D. Kissner are directors of Quickturn.

     7. The individual defendants are collectively referred to throughout this complaint as the "Individual Defendants".

     8. The Individual Defendants are fiduciaries to the Company's shareholders and owe them the highest obligations of loyalty and due care.


                            CLASS ACTION ALLEGATIONS
                            ------------------------

     9. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of Quickturn (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants), who are and will be threatened with injury arising from defendants' actions as more fully described herein.

     10.  This action is properly maintainable as a class action because:

          (a) The Class is so numerous that joinder of all members is impracticable. The Company has hundreds, if not thousands, of record and beneficial stockholders who are scattered throughout the United States. According to Quickturn's latest Form 10-K filed with the Securities and Exchange Commission, Quickturn has 207 shareholders of record. Many of these record holders act as nominees for multiple beneficial owners.

          (b) There are questions of law and fact common to the Class including, inter alia, whether:

              (i) Defendants have breached their fiduciary duties owed by them to plaintiff and other members of the Class by, inter alia, failing in good faith to maximize shareholder value;

              (ii) Defendants, through use of a "Poison Pill" (described below), have engaged in a plan and scheme to thwart and reject bona fide offers
                                                               ---- ----
from third parties; and

              (iii) Plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy.

          (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class.

          (d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standard of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

          (e) The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     11. On or about August 12, 1998, Mentor Graphics Corporation ("Mentor") commenced a fully financed tender offer to acquire all of the outstanding stock of Quickturn for $12.125 per share in cash. On August 24, 1998, Quickturn announced that it was rejecting that bid.

     12. In a Schedule 14A filed by Mentor with the Securities and Exchange Commission in connection with its tender offer, Mentor disclosed that it had had discussions with Quickturn about a business combination as early as August, 1995. By January, 1996, Quickturn had implemented a "Shareholder Rights Plan," or "Poison Pill," in order to hinder any takeover proposal not favored by Quickturn's Board.

     13. Instead of utilizing the Poison Pill as required by defendants' fiduciary duties, i.e., to allow Quickturn's directors to explore proposals
                  ----
without undue pressure, Quickturn has refused to properly explore the Mentor proposal or even to give general assurances that the Poison Pill would be deployed to maximize shareholder value.

     14. On or about August 12, 1998, Mentor commenced suit against Quickturn in this Court seeking to enjoin deployment of the Shareholder Rights Plan to impede its offer and to prohibit Quickturn and its Board from adopting any other defensive measure that would have the effect of impeding or interfering with the offer. On August 12, 1998, Mentor commenced suit in the United States District Court for the District of Delaware seeking related relief under the federal securities laws.

     15. Defendants' improper use of the Poison Pill has the force and effect of entrenching the Individual Defendants in their corporate offices against any real or perceived threat to their control, and dramatically impairs the rights of Class members to exercise freedom of choice in a proxy contest or to avail themselves of a bona fide offer to purchase their shares by an acquiror, such as
                ---- ----
Mentor, unfavored by incumbent management. This fundamental shift of control of the Company's destiny from its stockholders to the Individual Defendants results in a heightened fiduciary duty on the part of the Individual Defendants to consider, in good faith, a third party bid, such as Mentor's, and further requires the Individual Defendants to pursue a third party's interest in acquiring the Company and to negotiate in good faith with a bidder on behalf of the Company's shareholders.

     16. The purpose, intent and effect of the Poison Pill, in the face of the pending offer for the Company, is to thwart, deter, impede, and delay the acquisition of Quickturn by Mentor or any other suitor unfavored by defendants even if the potential acquisition of Quickturn would represent the strategic alternative most advantageous to the Company's shareholders.

     17. Defendants' rejection of Mentor's offer ensures their continued positions with the Company and deprives plaintiff and the Company's other public shareholders of the opportunity to maximize the value of their Quickturn stock through the premium that Mentor is prepared to pay, or of the enhanced premium that further negotiation or exposure of Quickturn to the market and other potential bidders could provide.

     18. Defendants owe fundamental fiduciary obligations to Quickturn's stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company's public stockholders will be protected, to consider seriously all bona fide offers for the Company,
                                             ---- ----
to sell the

Company if it would be in the best interests of the stockholders to do so, and, if so, to take steps to ensure that the highest possible price is achieved.

     19. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize full and fair value for their stock at a significant premium over the market price while unlawfully entrenching defendants in their positions of control, and to compel defendants to carry out their fiduciary duties to maximize shareholder value.

          20. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

          21.  Plaintiff and the Class have no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

          A. Declaring this to be a proper class action and certifying plaintiff as a class representative;

          B. Ordering the Individual Defendants to fulfill their fiduciary duties to plaintiff and the other members of the Class by:

               (i) carefully and impartially investigating any expression of interest by any entity or person, including, but not limited to Mentor, having a bona fide interest in proposing any transactions that would maximize shareholder
---- ----
value, including, but not limited to, a merger or acquisition of Quickturn;

              (ii) immediately undertaking an appropriate evaluation of Quickturn's worth as a merger/acquisition candidate;

              (iii) taking all appropriate steps to enhance Quickturn's value and attractiveness as a merger/acquisition candidate; and

              (iv) taking all appropriate steps to effectively expose Quickturn to the marketplace in an effort to create an active auction of the Company, or otherwise ensuring that Quickturn's public stockholders receive the maximum value for their shares;

      C. Ordering the Individual Defendants to deploy Quickturn's Poison Pill in a manner which will maximize shareholder value;

      D. Ordering the Individual Defendants, jointly and severally, to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;

     E. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

     F.   Granting such other and further relief as may be just and proper.




                              ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.



                              By: [Illegible]
                                 -------------------------------------
                              Suite 1401, Mellon Bank Center
                              P.O. Box 1070
                              Wilmington, Delaware 19899
                              Telephone:  (302) 656-4433
                              Attorneys for Plaintiff

OF COUNSEL:

FARUQI & FARUQI, LLP
415 Madison Avenue
New York, New York 10017
(212) 986-1074